SECURITIES AND EXCHANGE COMMISSION
                    450 Fifth Street, N.W.
                   Washington, D.C.  20549

In the Matter of                        CERTIFICATE
Cinergy Corp.                           OF
File No. 70-9071                        NOTIFICATION

Public Utility Holding Company Act of 1935 ("PUHCA")

     Cinergy Corp., a registered holding company ("Cinergy"), hereby submits the following information pursuant to rule 24 under PUHCA and the Commission's order dated January 20, 1998 in the above docket (HCAR No. 26819) ("January 1998 Order"). In addition, on March 1, 1999, the Commission issued an order in File No. 70-9319 (HCAR No. 26984) which, among other things, modified the $2 billion cap on Cinergy debt securities referred to below by excluding guarantees issued by Cinergy from the coverage thereof and subjecting such guarantees to a separate $1 billion cap ("Guarantee Cap"). This certificate also reports guarantees issued by Cinergy subject to the Guarantee Cap. (Any capitalized terms not otherwise defined herein have the meanings set forth in the January 1998 Order.)

     On June 23, 2000, the Commission issued an order in File No. 70-9577, HCAR No. 27190, superseding Cinergy's financing authority granted in various prior Commission orders, including those referred to in the preceding paragraph. Pursuant to the terms of the Commission's June 23rd order, Cinergy will commence reporting transactions under that order beginning with the calendar quarter ended September 30, 2000.

     1. With reference to the Debt Cap and the $2 billion ceiling imposed under the January 1998 Order, at June 30, 2000, Cinergy had issued and outstanding debt securities totaling $696.7 million in aggregate principal amount, consisting of (i) short-term bank notes aggregating $68.5 million, (ii) commercial paper aggregating $216.1 million, (iii) notes in connection with letter of credit transactions aggregating $12.1 million and (ii) long-term debentures aggregating $400 million.

     2. During the quarterly period ended June 30, 2000, Cinergy issued no derivative financial instruments in connection with the financing transactions described in the preceding paragraph.

     3. During the quarterly period ended June 30, 2000, Cinergy did not issue any Additional Shares pursuant to the January Order.

     4. During the quarterly period ended June 30, 2000, Cinergy did not issue any Additional Shares as gifts or awards to Cinergy system employees.

     5. With reference to the Guarantee Cap and the $1 billion ceiling imposed thereunder, at June 30, 2000, Cinergy's subsidiaries and affiliates had debt or other obligations outstanding totaling $685 million with respect to which Cinergy has issued guarantees.

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                            S I G N A T U R E

     Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 11, 2000

                                        CINERGY CORP.

                                        By: /s/Andrew Turk
                                        Vice President & Treasurer